02035883

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RECD S.E.C.
MAY 1 3 2002
1086

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 10, 2002
Commission File No. 0001123455

Head N.V.

(Translation of Registrant's Name Into English)

Blaak 16
3011 TA Rotterdam
The Netherlands
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

Enclosure: 2001 Annual Report (filed with the New York Stock Exchange on May 10, 2002)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEAD N.V.

Date: May 9, 2002

By: /s/

Name: Johan Eliasch
Chairman and Chief Executive Officer

HEAD

01 ANNUAL REPORT



ABOUT HEAD

Head NV is a leading global manufacturer and marketer of premium sports equipment. We are a technology-driven company, our motto being "Superior Performance Through Superior Technology."

We can trace our origins back to 1950 when Howard Head, the inventor of the metal ski, founded the original Head company. The *Tyrolia* bindings and *Mares* diving brands were added during the 1970s and more recently the *Penn* balls and *Dacor* diving brands were acquired during the 1990s.

Head NV has been under its present management since 1996 and was listed on the New York Stock Exchange and the Vienna Stock Exchange in September 2000 in connection with our initial public offering.

Our current operations are organised into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.

Within these divisions, we have created or acquired some of the most recognizable brands in the sporting goods market including:

Head	Tennis, squash and racquetball racquets; alpine skis and boots; snowboarding boards, bindings and boots; athletic and outdoor footwear; accessories and apparel
Penn	Tennis and racquetball balls
Tyrolia	Ski bindings
Mares/Dacor	Diving equipment

Our key ski, racquet and diving products all have leading market positions and appeal to a wide range of users from novices to some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Hannes Trinkl and Francisco "Pipin" Ferreras.

Our products are sold through over 30,000 accounts including pro shops, specialty sporting goods stores and mass merchants in over 80 countries around the world.

Our strategy has always been to develop ground-breaking products at middle to high price points, which help us to improve our financial returns as well as gain market share.

For more information, please visit our website: www.head.com



CONTENTS

CULTIVATING A PASSION FOR EXCELLENCE

Description of Front Cover Photos (top to bottom, left to right)

1. Andre Agassi, 2001 Australian Open champion
2. Hannes Trinkl, 2001 World Downhill champion
3. Audrey Mestre-Ferreras and Francisco "Pipin" Ferreras, World record divers
4. Gustavo Kuerten, 2001 French Open champion
5. Russian President Vladimir Putin is presented *Head Intelligence* skis
6. Goran Ivanisevic, 2001 Wimbledon champion
7. Jan Michaelis, 2002 Snowboarding World Cup winner
8. David Palmer, 2001 British Open squash champion

FINANCIAL HIGHLIGHTS

Based on U.S. GAAP

The following table provides our selected consolidated financial data for the periods indicated. The historical financial data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 have been derived from our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers, our independent accountants. Historical results are not necessarily indicative of the results that may be expected for any future period.

In October 2000, London Films was distributed to Head Sports Holdings N.V., our controlling shareholder, an entity that is ultimately beneficially owned by Johan Eliasch and his family members. As a result, prior years' financial statements have been restated to present London Films as a discontinued operation.

The selected financial data should be read in conjunction with our historical consolidated financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Statements and Results of Operations" included elsewhere in this annual report.

	Year Ended December 31,				
(in thousands, except per share data)	1997	1998	1999	2000	**2001**
Statement of Operations Data:					
Total revenues	$ 286,945	$304,504	$388,755	$398,639	**$392,021**
Cost of sales	178,175	180,894	228,453	227,442	**233,971**
Gross profit	108,770	123,610	160,302	171,197	**158,050**
Selling and marketing expense	73,902	75,551	95,906	97,743	**102,094**
General and administrative expense (excluding non-cash compensation expense and restructuring charge)	30,074	29,911	36,910	33,488	**33,972**
Non-cash compensation expense	—	21	548	1,378	**2,025**
Restructuring charge	—	—	1,691	—	**838**
Operating income (loss)	4,794	18,127	25,246	38,588	**19,121**
Interest expense(1)	(16,455)	(10,573)	(14,092)	(18,642)	**(11,275)**
Interest income	3,138	1,349	947	1,118	**892**
Foreign exchange gain (loss)	(73)	(2,279)	4,574	7,502	**5,828**
Other income (expense), net	216	459	1,899	(4,181)	**7**
Minority interests in earnings of subsidiaries	38	2	—	—	**—**
Income (loss) from continuing operations before income taxes and extraordinary items	(8,342)	7,084	18,574	24,386	**14,573**
Income tax benefit (expense)(2)	(360)	(1,812)	35,887	1,934	**(4,032)**
Share of loss from equity investment	—	—	—	—	**(1,117)**
Income (loss) from continuing operations before extraordinary items	(8,702)	5,273	54,463	26,321	**9, 424**
Income (loss) from discontinued operations	(298)	243	(60)	(644)	**—**
Extraordinary gain(3)	—	58,203	—	2,104	**—**
Net income (loss)	$ (9,000)	$ 63,718	$ 54,403	$ 27,781	**$ 9,424**
Earnings per share—basic(4)					
Income (loss) from continuing operations before extraordinary items	$ (0.44)	$ 0.26	$ 2.46	$ 0.94	**$ 0.25**
Net income (loss)	$ (0.45)	$ 3.19	$ 2.46	$ 0.99	**$ 0.25**
Earnings per share—diluted(4)					
Income (loss) from continuing operations before extraordinary items	$ —	$ 0.26	$ 2.23	$ 0.86	**$ 0.24**
Net income (loss)	$ —	$ 3.19	$ 2.23	$ 0.91	**$ 0.24**
Weighted average shares outstanding(4)					
Basic	20,000	20,000	22,132	28,071	**38,083**
Diluted	—	20,232	24,370	30,679	**39,816**
Other Financial Data:					
Cash provided by operating activities	$ 27,650	$ 13,531	$ 28,444	$ 6,452	**$ 35,921**
Cash used for investing activities	$ (9,346)	$ (17,824)	$ (57,517)	$ (17,178)	**$ (19,913)**
Cash provided by financing activities	$ (11,393)	$ (27,432)	$ 43,066	$ 20,073	**$ 393**
Balance Sheet Data:					
Cash(5)	$ 45,288	$ 12,860	$ 23,624	$ 15,848	**$ 22,128**
Working capital(6)	$ (61,599)	$ 29,351	$ 73,432	$151,241	**$137,654**
Total assets	$ 330,099	$344,618	$434,660	$434,304	**$416,519**
Total debt(7)	$ 268,730	$199,335	$240,108	$114,819	**$122,966**
Capital stock(8)	$ 1,010	$ 53	$ 64	$ 7,067	**$ 7,067**
Total stockholders' equity(9)	$ (25,888)	$ 38,816	$ 82,547	$229,988	**$212,539**

(1) Interest expense for the year ended December 31, 1998, 1999 and 2000 exclude capitalized future interest payments as required by SFAS No. 15.

(2) Includes for the year ended December 31, 1999 a non-cash deferred income tax benefit of $38.8 million resulting from the release of a substantial portion of a valuation allowance relating to operating loss carryforwards.

(3) Includes for the year ended December 31, 1998 a gain of approximately $58.2 million as a result of the application of SFAS No. 15.

(4) Earnings per share and weighted average shares outstanding represent our historical amounts as adjusted to reflect the two for one split of our outstanding ordinary shares upon the closing of the public offering in September 2000. Earnings per share and weighted average shares outstanding on a diluted basis give effect to all outstanding options and warrants calculated under the treasury stock method. Options and warrants have been excluded from the diluted earnings per share calculation for the year ended December 31, 1997 and options granted under the 2001 stock option plan have been excluded from the diluted earnings per share calculation for the year ended December 31, 2001, because their effect would be anti-dilutive.

(5) Cash includes cash and cash equivalents and in 1997, 1998 and 1999 restricted cash of $7.9 million, $4.5 million and $5.7 million, respectively.

(6) Working capital is computed as current assets, excluding restricted cash, less current liabilities.

(7) Total debt excludes capitalized future interest payments which is required by SFAS No. 15. These amounts are $8.0 million and $6.3 million respectively, as of December 31, 1998 and December 31, 1999. Due to the repayment of the restructured debt in the fourth quarter of 2000, all capitalized future interest payments have been released.

(8) In 1997, $1.0 million was transferred from capital stock to additional paid-in capital. In 1999, due to conversion to a par value from NLG 0.01 to EUR 0.20, $4.4 million was transferred from additional paid-in capital to capital stock.

(9) In 2000, a dividend of €16.1 million (approximately $15.7 million) was paid to the Company's sole then shareholder. In 2001, the Company paid a dividend of €0.28 (approximately $0.25) per share to its shareholders.

Racquet Sports

Many consumers around the world have switched to *Head Intelligence Series*. This breakthrough line of products drove our worldwide tennis market share to 25.6%, the highest in our history and helps us narrow the gap with the market leader.

In squash and racquetball, we maintained our market leadership position using the *Intelligence* technology.

The *Penn* ball launched for the Masters series incorporates our new *SMART OPTIK* technology. Continuously innovating helps us maintain our position as worldwide leader in the tennis ball market.


Penn

Winter Sports

In February 2002, we launched *Head Intelligence* skis, leveraging the breakthrough *Head Intellifiber* and the *Head ChipSystem* technology from our *Head Intelligence* racquets. Among the exciting new models are the *World Cup iSL*, the *Monster iM85* and the *Cyber iC Series*.

In bindings, we introduced the *Tyrolia Railflex System* which is an integrated ski & binding system for enhanced ski performance with tool free mounting.

With the launch of the new *Edge* line, the introduction of the *Extra Comfort Technology* and the strengthening of the design of the race series, the boots line is our best ever.


HEAD

Diving

Our Diving division has two main brands, *Mares* and *Dacor*. We offer a complete line of products under each brand, making us unique in the diving industry. Diving products are highly technical and we have long been perceived as the industry's innovation and technology leader. For 2002, we have some really great new products like the *H.U.B. Century* and *Avantgarde Systems*, *Phos Tronic* diving light and the *M1* dive computer.





Johan Eliasch
Chairman and CEO
Head NV

Welcome to the second Head NV annual report.

I am writing this letter to our shareholders, customers and employees at the end of a turbulent year for the global economy and one that has been particularly difficult for the sports equipment industry.

However, despite a downturn in consumer confidence and spending, I am pleased to report that we took some important steps during 2001 to position Head for the future and ended the year in good financial shape with net revenues down only slightly on 2000, a strong balance sheet and healthy cashflow.

Specifically, during 2001, Head's achievements included:

- The transition of our footwear business to a more profitable licensing arrangement
- The development of an e-commerce platform
- The establishment of Head UK, a wholly-owned sales & distribution company
- Strong operating cashflow of almost $36 million
- The repurchase of over 1 million shares

Overall, I am very pleased with our progress during 2001. Our focus has been on strengthening the company both operationally and financially and developing a portfolio of exciting new products so that when economic conditions improve we will be well placed to take advantage of the opportunities presented to us.


Winter Sports
Division
$135 million

2001 Total Revenue $392 million

Operational improvements...

Following the repositioning our footwear business in 2000, our positive expectations for this category and the opportunities resulting from it were confirmed. The market received our product range and the "ad.apt" technology very positively and sales grew rapidly. However, we believed a new strategic plan was needed to help to assure future growth and profitability and meet the needs of the market. For this reason, we decided to find a strategic partner with specific knowledge of the footwear sector and the ability to focus on this growing segment.

I believe that with Romika GmbH, with whom we signed an exclusive five-year deal during 2001, we have found such a partner. The terms of the agreement provide us with guaranteed minimum royalties and I am sure that these new arrangements will secure a better return for our shareholders.

As part of our continuing drive to boost our market shares and distribution in key markets, 2001 also saw the establishment of Head UK. This is a wholly-owned sales, marketing and distribution subsidiary for the UK market that replaces our previous distribution arrangement. Head UK began operating in January 2002 with an experienced team already in place, and I have every confidence that it will grow our business in the UK significantly.

We also began to tap into the vast potential of e-commerce during 2001. Our OMS (Online Management System) was rolled out in Germany in July and has since been introduced in Italy and the United States. The system allows dealers to place and track orders online and is proving to be a big hit with our customers, with approximately 1,000 orders currently being received via the OMS every month. As the system is introduced in more of our key markets, I am convinced it will become key in providing the superior level of service which Head offers to its customers.


Racquet Sports
Division
$180 million

2001 Total Revenue $392 million

We also put a number of manufacturing improvements in place during 2001. These have included the automation of a number of our production lines and are part of our constant efforts to drive down manufacturing costs and improve product quality.

Diving
Division
$69 million



2001 Total Revenue $392 million

Financial strength....

We continued with our share buy-back program in 2001, purchasing over 1 million of our own shares during the year. We plan to continue with this program during 2002 and have authorization to repurchase up to 10% of the issued share capital.

Our business was strongly cash-generative in 2001—net cashflow from operations was $36 million, up from $7 million in 2000. This increase was largely due to the significant improvements we have made in working capital management over the past 12-18 months.

We have also restructured our debt and, as a result, our interest expense was down from $19 million in 2000 to $11 million in 2001. During 2001, we paid a dividend of $9.5 million to our shareholders.

Overall, I believe we have a solid financial base upon which to grow our business.

New Products....

The key to our future growth will be our ability to continue to bring truly innovative, technology-driven new products to the market.

In last year's annual report, I told you about the exciting new *Head Intelligence Series* of racquets that we launched towards the end of 2000. These have performed as highly as we expected and contributed significantly to the Company's results for 2001.



Attention-grabbing marketing is vital to the launch of any new product and we were very excited by the chance to introduce the new *Head Intelligence* tennis racquets to the world's media in the company of our three 2001 Grand Slam Winners, Andre Agassi, Gustavo Kuerten and Goran Ivanisevic, at an event in connection with the US Open in Times Square, New York, last August.

I am very pleased to announce that the *Intellifiber* and *"ChipSystem"* technology from the *Head Intelligence* racquet series has now been cross-leveraged into skis. Our new line of *Head Intelligence* skis was launched in February 2002 and initial indications are that they will be every bit as successful as the racquets.

During an official visit to Russia by Austrian Chancellor Wolfgang Schüssel and a business delegation, Chancellor Schüssel presented a pair of micro-chip powered *Head i.C300 Intelligence* skis to President Putin of Russia. We are proud to have such distinguished users of our skis and I encourage you all to try out some of our products during 2002.

In addition to *Intelligence* skis, we have also launched new ski boot and binding products, new snowboarding products and new diving equipment. So I am confident there is something for everyone—whatever your sporting tastes and abilities!

Licensing
Division
$8 million



2001 Total Revenue $392 million

2002 and beyond....

There is no question that 2002 will again be a challenging year for the sports equipment industry. Our plan remains to focus on improving shareholder value through innovation-led growth, supplemented by acquisitions where appropriate, and improving profitability through cost controlling measures and improved manufacturing processes.

I was delighted to welcome my good friend The Honourable William Cohen, former United States Secretary of Defence, to the Head NV Supervisory Board during 2001. His international experience and passion for sports will be invaluable as we move the company forward.

Sincerely,

Johan Eliasch
Chairman and CEO Head NV

LAUNCHED NEW HEAD INTELLIGENCE LINE OF SKIS INCORPORATING OUR CHIP-CONTROLLED ELECTRONIC SKI MANAGEMENT SYSTEM

HANNES TRINKL BECAME 2001 WORLD DOWNHILL CHAMPION ON HEAD SKIS

LAUNCHED NEW LINE OF HEAD BRANDED SNOWBOARDS, BINDINGS AND BOOTS



Like many winter sports companies, we suffered from a lack of snow in some of the important markets in Europe and East North America during 2001. Combined with a difficult economic environment in two of the key ski markets, Germany and Japan, our net revenues for the year were $135.4 million, down from $144.5 million in 2000.

Underlying this were some good product performances. Our entire snowboard line of boards, boots and bindings was re-launched under the *Head* brand during 2001.

HEAD SNOWBOARD PRODUCT LINE TAKES OFF

This met with a tremendous response in the market and our snowboard revenues for 2001 were up 37% on 2000.

Building on this success we have recently unveiled the new 2002/03 range, which features the *900 Series* of boots offering high performance for freeriding and freestyle, the *Power Base* easy-to-use tool free binding system and *Force Plastic Fire* freeride-oriented boards. This new snowboarding line is built around the *DIMENSIONAL* concept that aims for a perfect match of boot size, binding and board to avoid heel and toe drag.

In skis, we introduced *Head Intelligence* skis, incorporating the breakthrough *Head Intellifiber* and *Head ChipSystem* from our *Head Intelligence* racquets. We launched for the 2002/03 season 11 different models, aimed at all levels of skiers. They will range from the chip-controlled *Cyber i.C300* ski featuring our revolutionary electronic ski management system, to the *Cyber i.C160* incorporating *Intellifibers*.

The management system provides electronic control of torsional and longitudinal forces in the skis. In icy conditions and at high speed, the ski becomes stiffer and, combined with traction control, results in easier turns.

In bindings, we have introduced the *Tyrolia Railflex System*. This is an innovative new binding that is quick and easy to mount with no need for drilling. The heel and toe pieces are adjusted to the boot length and then simply slid onto the mounting system and screwed in place.

In boots, comfort has driven our latest innovation—the *E.C.T.* line. With *E.C.T.* standing for *Extra Comfort Technology*, its no surprise that these new boots offer extraordinary comfort combined with easy handling and all the technical details you would expect from a *Head* ski boot.

Our winter sports products are endorsed by numerous top athletes and with a World Downhill Championship win for Hannes Trinkl in 2001 and a recent Snowboard World Cup win for Jan Michaelis—they obviously do the job!

Revenues by Region


North America 16%
Europe 66%
Asia 17%
Rest of the World 1%

Revenues by Product


Bindings 32%
Boots 20%
Skis 39%
Snowboards 7%
Other 2%

Skiers by Region


60
40
20
0
10%
19%
18%
53%
Other
Asia
North America
Europe

HIGHLY SUCCESSFUL FIRST YEAR OF SALES FOR THE NEW HEAD INTELLIGENCE SERIES

THREE GRAND SLAM WINS FOR HEAD ENDORSED TENNIS PLAYERS

GAINED MARKET SHARE IN THE KEY TENNIS RACQUET MARKETS OF THE USA, FRANCE, JAPAN AND GERMANY



Strong 2001 results in our Racquet Sports division were driven by the successful rollout of the *Head Intelligence Series* of racquets, launched in the later part of 2000. Overall, the division's revenues were up 3.5% to $180.1 million from $174.0 million in 2000.

HEAD INTELLIGENCE MOST POPULAR NEW RACQUET TECHNOLOGY ON ATP TOUR

Racquet revenues were up over 7% against 2000 and we gained market share in all of our key markets, including the USA, France and Germany.

Based on player usage data, *Head Intelligence* is the most popular new racquet technology amongst top professionals on the ATP tour. Andre Agassi, winner of the 2001 Australian Open, Gustavo Kuerten, winner of the 2001 French Open and Goran Ivanisevic, Wimbledon winner in 2001 are all now playing with racquets from the *Intelligence Series*.

The success of the *Intelligence* tennis racquet pushed our world-wide market share above 25% for the first time in our history, positioning us as a very strong number two in the worldwide tennis racquet market.

Penn remains the worldwide leader in the tennis ball market. During 2001, we signed an exclusive deal for *Head/Penn Racquet Sports* to sponsor the Tennis Masters Series and Tennis Masters Cup from 2001 to 2003. This means that *Head* will be the Official Racquet of the Series and *Penn* the Official Ball. To mark the occasion, *Penn* launched a new *Penn Masters Series* ball that incorporates *SMART OPTIK* brighter felt material for improved ball visibility. In addition, *Penn* is the official ball in over 80 professional tennis tournaments worldwide and is the exclusive sponsor of the US Professional Tennis Association, the largest tennis-teaching organisation in the world.

Following the sales pattern exhibited by our *Titanium Series* of racquets launched in mid-1997, we expect the strong sales momentum from the *Head Intelligence Series* to continue well into 2002 and beyond.


Revenues by Region
North America 50%
Europe 38%
Asia 6%
Rest of the World 6%


Revenues by Product
Footwear 9%
Balls 36%
Other 8%
Racquets 47%


Tennis Players by Region
50
40
30
20
10
0
20%
6%
30%
44%
Other
Asia
North America
Europe

FOR FOURTH YEAR RUNNING, MARES WINS "BRAND OF THE YEAR" AWARD FROM DIVER MAGAZINE

MARES ENDORSED DIVERS SET NEW FREE DIVE WORLD RECORDS

NEW M1 DIVE COMPUTER LAUNCHED


mares
orbiter

Of all our divisions, Diving was perhaps most affected by the negative global economic situation during the year and particularly by the tragic events of September 11th. There was a decline in global travel during the year, especially during the last quarter and this markedly affected sales of diving equipment as almost all diving activities involve air travel to resort destinations. Overall, the diving equipment industry saw a decline of 10% in sales.

FOLLOWING SUCCESS OF H.U.B. AND M1 COMPUTER, EXCITING NEW PRODUCT LINE DEVELOPED FOR 2002.

These negative impacts resulted in revenues from diving equipment of $68.5 million compared to $72.2 million in 2000. Despite this decline, we maintained our leading worldwide position in the diving equipment market.

The quality of our product line was recognised again with the *Mares* brand winning "Brand of the Year" from Diver magazine for the fourth year running. Our *H.U.B. (Human Underwater Breathing)* system that won last year's "Product of the Year" award at the Antibes World Diving Festival was this year selected as one of the year's best new products by Popular Science magazine.

With an array of new products lined up for 2002, we are well positioned to build on these successes and return the business to a growth profile. New products already launched to the trade include the next edition of the *H.U.B. Century System*, the *Phos Tronic* diving light and the *M1* dive computer.

Our diving brands were given additional international visibility during the year as a result of a number of new free dive world records being set by divers using our equipment.

In May 2001, Audrey Mestre-Ferreras set a new women's "No Limits" world record by descending 130 metres on a single breath of air. Mestre-Ferreras and her husband Francisco "Pipin" Ferreras, already the men's "No Limits" world record holder, also set the first official record in the Mixed Tandem event during 2001. They descended to 100m in 2 minutes, 10 seconds in a new male-female tandem diving event. Benjamin Franz also set a new world record in "No Limits" lake diving.

Revenues by Region


North America 27%
Europe 57%
Asia 9%
Rest of the World 7%

Revenues by Brand


Mares 85%
Dacor 15%

Divers by Region


40
30
20
10
0
6%
18%
37%
39%
Other
Asia
North America
Europe

NET REVENUES GREW 2.0% VS. 2000 TO $8 MILLION

ROMIKA LICENSING AGREEMENT FOR FOOTWEAR

AGREEMENT MADE TO SELL HEAD SPORTSWEAR AND APPAREL IN CHINA

2001 was an excellent year for the Licensing division. We not only grew net revenues from licensed products by 2% to $8.0 million in a year of slowing global economy, but we also completed two major agreements that will help shape the future of the division.

In April 2001, we signed a five-year exclusive licensing agreement with Romika GmbH covering the *Head* branded athletic, outdoor and casual shoes and boots that we had previously managed as part of our Racquet Sports division. The license period started on January 1, 2002. The deal will allow the *Head* footwear brand to grow and will also deliver better returns to our shareholders than if we continued to develop this business in-house.

The Licensing division also spent the latter part of 2001 negotiating a deal with Takson of Hong Kong allowing them to manufacture, distribute and market *Head* branded outerwear apparel in Greater China including Hong Kong, Taiwan and Macau. This is the first deal of its kind announced since mainland China and Taiwan were admitted to the World Trade Organisation and launches Head's new push into the Asian region.




FRIDAY

OVERVIEW:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands—*Head* (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), *Penn* (tennis balls and racquetball balls) *Tyrolia* (ski bindings), *Mares* and *Dacor* (diving equipment),—which we believe are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

The carving ski trend that has driven the skiing market for the last four years is expected to continue at least for another year and is expected to maintain ski sales at historic levels. In addition to this product category, we believe we are well positioned with product lines that are complementary with the new freeskiing trend. In 2001, the overall market in tennis remained stable, however, we are experiencing consumer migration towards the quality segment of the market. We believe that the introduction of our innovative line of *Head Intelligence* racquets has helped us to benefit from this trend. The events of September 11, 2001 and its consequences have affected the diving market, where we have witnessed a significant drop in travel to destination resorts with dive centers.

RESULTS OF OPERATIONS:

The following table sets forth certain consolidated statements of operations data.

For the Years Ended	December 31, 2000	December 31, 2001
	(in thousands)	
Revenues		
Total revenues	$398,639	**$392,021**
Cost of sales	227,442	**233,971**
Gross profit	171,197	**158,050**
Gross margin	42.9%	**40.3%**
Selling and marketing expense	97,743	**102,094**
General and administrative expense (excluding non-cash compensation expense and restructuring charge)	33,488	**33,972**
Non-cash compensation expense	1,378	**2,025**
Employee termination and other related costs	—	**838**
Operating income	38,588	**19,121**
Interest expense	(18,642)	**(11,275)**
Interest income	1,118	**892**
Foreign exchange gain	7,502	**5,828**
Other income (expense), net	(4,181)	**7**
Income tax benefit (expense)	1,934	**(4,032)**
Share of loss from equity investment, net of tax	—	**(1,117)**
Loss from discontinued operation (Note 3)	(644)	—
Extraordinary gain (net of income tax of $1,559 in 2000, Note 16)	2,104	—
Net income	$ 27,781	**$ 9,424**

TWELVE MONTHS ENDED
DECEMBER 31, 2000 AND 2001:

Total Revenues. For the year ended December 31, 2001, total revenues decreased by $6.6 million, or 1.7%, to $392.0 million from $398.6 million in 2000. At comparable exchange rates, total revenues decreased by $1.2 million, or 0.3%. This was mainly caused by lower sales of winter products and diving equipment.

For the Years Ended	December 31, 2000	December 31, 2001
	(in thousands)	
Product category:		
Winter Sports	$144,542	**$135,421**
Racquet Sports	174,010	**180,108**
Diving	72,232	**68,480**
Licensing	7,855	**8,012**
Total Revenue	$398,639	**$392,021**

Winter Sports revenues for the year ended December 31, 2001 decreased by $9.1 million, or 6.3%, to $135.4 million from $144.5 million in 2000. Excluding the effect of changes in exchange rates, revenues in Winter Sports decreased by $8.5 million, or 5.9%. We believe that these decreased sales were mainly a result of poor snow conditions in the southern part of Europe, a difficult economic environment in Germany and the continuing weakness of the Japanese market.

Racquet Sport revenues for the year ended December 31, 2001 increased by $6.1 million, or 3.5%, to $180.1 million from $174.0 million in 2000. Excluding the effect of changes in exchange rates, revenues in Racquet Sports increased by $9.0 million, or 5.3%. After experiencing some growth in 1999 and 2000, judging from third party market surveys conducted in all key markets globally, we believe the market remained stable in 2001 as poor weather conditions in certain regions during the peak selling season were offset by market increases in other parts of the world. In this market environment, Racquet Sports experienced growth during the period, the key revenue drivers being an increase in tennis racquet sales, following the launch of *Head Intelligence* technology in late 2000.

Diving product revenues for the year ended December 31, 2001 decreased by $3.8 million, or 5.2%, to $68.5 million from $72.2 million in 2000. Excluding the effect of changes in exchange rates, revenues from diving products decreased by $2.0 million, or 2.8%. We believe that the diving market is suffering from both U.S. consumer reaction to the events of September 11th and the general downturn in the economy, which had resulted in fewer people travelling to dive centers and resorts and making corresponding purchases of equipment.

Licensing revenues for the year ended December 31, 2001 increased by $0.2 million, to $8.0 million from $7.9 million in 2000.

Gross Profit. For the year ended December 31, 2001, gross profit decreased by $13.1 million to $158.1 million from $171.2 million in 2000. Gross margin decreased to 40.3% in 2001 from 42.9% in 2000. The decline in gross profit reflected both lower sales in Winter Sports and Diving and the conversion of our Footwear business into a licensing arrangement with Romika. The decline in gross margin reflects higher material and energy costs, lower sales quantities as well as the termination of our Footwear business.

Selling and Marketing Expenses. For the year ended December 31, 2001, selling and marketing expenses increased by $4.4 million to $102.1 million from $97.7 million in 2000. This increase was due primarily to increased advertising expenses incurred in connection with the introduction of the *Head Intelligence* racquets and *Head Snowboard* lines as well as an increase in premiums and sponsorship payments reflecting the success of our players.

General and Administrative Expenses. For the year ended December 31, 2001, general and administrative expenses increased by $0.5 million, or 1.4%, to $34.0 million from $33.5 million in 2000. Of this increase, $0.4 million was attributable to a lower gain on the sale of a building used in operations in Italy than was recorded in 2000.

We also recorded $1.4 million and $2.0 million for the year ended December 31, 2000 and 2001, respectively, as non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In addition, we recorded in the year ended December 31, 2001, $0.6 million of termination benefits and other related costs primarily in respect of one employee who held a management position and $0.2 million of expenses in connection with the start up of our distribution operation in UK.

Operating Income. As a result of the foregoing factors, operating income for the year ended December 31, 2001, decreased by $19.5 million, or 50.4%, to $19.1 million from $38.6 million in 2000.

Interest Expense. For the year ended December 31, 2001 interest expense decreased by $7.4 million or 39.5% to $11.3 million from $18.6 million in 2000. The decrease was due to the partial repayment of our debts using the proceeds of the initial public offering which took place in October 2000.

Interest Income. For the year ended December 31, 2001 interest income decreased by $0.2 million or 20.2% to $0.9 million from $1.1 million in 2000. This decrease was due to lower cash on hand during these periods.

Foreign Currency Exchange. For the year ended December 31, 2001, we recorded a foreign currency exchange gain of $5.8 million, compared to a gain of $7.5 million in 2000. The decrease for the year, compared with 2000 is primarily due to the recognition of foreign exchange gains and losses associated with the Company's U.S. dollar denominated receivables of the Company's European subsidiaries in 2001. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

Other Income (Expense). For the year ended December 31, 2001, other income (expense), net increased by $4.2 million to an income of $0.01 million from an expense of $4.2 million in 2000. In 2000 this amount included a one time payment of $3.5 million to the former owner of HTM in June 2000.

Income Tax Benefit (Expense). For the year ended December 31, 2001, income tax increased by $6.0 million to an expense of $4.0 million from an income tax benefit of $1.9 million in 2000. This increase mainly attributed to an increase of current income tax expense mainly in Austria and Italy and the reversal of a valuation allowance on the deferred tax assets associated with tax loss carryforwards in 2000.

Share of Loss from Equity Investment, Net of Tax. This represents the Company's share of loss from an equity investment in a distribution company purchased at the end of 2000. In the twelve month period ended December 31, 2001 the Company's share of losses from this equity investment was $1.1 million. On December 14, 2001 the Company withdrew its investment and has no further obligations.

Net Income. As a result of the foregoing factors, for the year ended December 31, 2001, the Company had net income of $9.4 million, compared to net income of $27.8 million in 2000.

Liquidity and Capital Resources. For the year ended December 31, 2001, net cash generated from operating activities increased by $29.5 million, or 456.7%, to $35.9 million from $6.5 million in 2000. This is mainly due to lower working capital requirements as a result of the Company's asset management program. The cash flows from operating activities and proceeds from sale of a building were used to pay a dividend of $9.5 million to our shareholders, to purchase property, plant and equipment of $16.3 million and to purchase treasury stock. We currently have $64.9 million in available unused credit facilities. We believe that we are in good standing with our lenders and that we have sufficient available credit for our needs.

CONSOLIDATED BALANCE SHEETS

	December 31, 2000	December 31, 2001
	(in thousands, except shares)	
Assets:		
Cash and cash equivalents	$ 15,848	**$ 22,128**
Accounts receivable, net of allowance for doubtful accounts of $10,509 and $10,787	158,424	**150,002**
Inventories, net	83,701	**73,575**
Prepaid expense and other current assets	12,894	**15,001**
Total current assets	270,867	**260,706**
Marketable securities	2,174	**2,001**
Property, plant and equipment, net	60,943	**60,728**
Intangible assets, net	19,850	**20,236**
Deferred income taxes	72,168	**66,204**
Other non-current assets	8,301	**6,644**
Total assets	$434,304	**$416,519**
Liabilities and Stockholders' Equity:		
Accounts payable	$ 34,436	**$ 29,176**
Accrued expenses and other current liabilities	41,837	**38,593**
Short-term borrowings	41,822	**53,872**
Current portion of long-term debt	1,531	**1,412**
Total current liabilities	119,626	**123,053**
Long-term debt	71,466	**67,682**
Other long-term liabilities	13,215	**13,416**
Total liabilities	204,307	**204,151**
Minority interest	9	**9**
Commitments and contingencies (Note 18)		
Stockholders' Equity:		
Ordinary shares: EUR 0.20 par value; 39,820,677 shares issued	7,067	**7,067**
Additional paid in capital	143,999	**135,435**
Treasury stock at cost: 956,300 shares at December 31, 2000	(5,211)	**—**
Retained earnings	75,620	**75,590**
Accumulated other comprehensive income	8,512	**(5,732)**
Total stockholders' equity	229,988	**212,359**
Total liabilities and stockholders' equity	$434,304	**$416,519**

The accompanying notes are an integral part of the consolidated financial statements.

For the Years Ended	1999	December 31, 2000	2001
	(in thousands, except per share data)		
Revenues:			
Product revenues	$380,876	$390,784	**$384,010**
Licensing revenues	7,879	7,855	**8,011**
Total revenues	388,755	398,639	**392,021**
Cost of sales (the year ended December 31, 1999 included $2,187 related to the step-up of inventory from acquisitions—Note 4)	228,453	227,442	**233,971**
Gross profit	160,302	171,197	**158,050**
Selling and marketing expense	95,906	97,743	**102,094**
General and administrative expense (excluding non-cash compensation expense and restructuring charge)	36,910	33,488	**33,972**
Non-cash compensation expense	548	1,378	**2,025**
Employee termination and other related costs	1,691	—	**838**
Operating income	25,246	38,588	**19,121**
Interest expense	(14,092)	(18,642)	**(11,275)**
Interest income	947	1,118	**892**
Foreign exchange gain	4,574	7,502	**5,828**
Other income (expense), net	1,899	(4,181)	**7**
Income from continuing operations before income taxes and extraordinary items	18,574	24,386	**14,573**
Income tax benefit (expense):			
Current	(2,929)	(3,231)	**(2,169)**
Deferred	38,816	5,165	**(1,863)**
Income tax benefit (expense)	35,887	1,934	**(4,032)**
Share of loss from equity investment, net of tax (Note 29)	—	—	**(1,117)**
Income from continuing operations before extraordinary items	54,463	26,321	**9,424**
Loss from discontinued operation (Note 3)	(60)	(644)	**—**
Extraordinary gain (net of income tax of $1,559 in 2000, Note 16)	—	2,104	**—**
Net income	$ 54,403	$ 27,781	**$ 9,424**
Earnings per share—basic			
Income from continuing operations before extraordinary items	$ 2.46	$ 0.94	**$ 0.25**
Loss from discontinued operation	(0.00)	(0.02)	**—**
Extraordinary gain	—	0.07	**—**
Net income	2.46	0.99	**0.25**
Earnings per share—diluted			
Income from continuing operations before extraordinary items	$ 2.23	$ 0.86	**$ 0.24**
Loss from discontinued operation	(0.00)	(0.02)	**—**
Extraordinary gain	—	0.07	**—**
Net income	2.23	0.91	**0.24**
Weighted average shares outstanding			
Basic	22,132	28,071	**38,083**
Diluted	24,370	30,679	**39,816**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount					
			(in thousands, except shares)				
Balance at December 31, 1998	20,000,000	$ 53	$ 12,853	$ —	$15,471	$ 10,439	$ 38,816
Issuance of warrants	—	—	1,820	—	—	—	1,820
Stock-based compensation	—	—	548	—	—	—	548
Consideration in excess of historical cost of assets acquired from common control entity	4,227,820	11	—	—	(5,040)	—	(5,029)
Comprehensive income:							
Net income	—	—	—	—	54,402	—	54,402
Foreign currency translation adjustments	—	—	—	—	—	(7,951)	(7,951)
Minimum pension liability	—	—	—	—	—	(60)	(60)
Comprehensive income							46,391
Balance at December 31, 1999	24,227,820	$ 64	$ 15,221	$ —	$64,834	$ 2,428	$ 82,547
Dividend paid	—	—	—	—	(15,717)	—	(15,717)
Stock-based compensation	—	—	1,378	—	—	—	1,378
Conversion to a par value from NLG 0.01 to EUR 0.20	—	4,414	(4,414)	—	—	—	—
Exercise of warrants	1,009,524	4	(4)	—	—	—	—
Purchase of treasury stock	(956,300)	—	—	(5,211)	—	—	(5,211)
Issuance of ordinary shares under public offering, net of issuance costs	14,583,333	2,585	131,817	—	—	—	134,402
Spin-off of London Films	—	—	—	—	(1,277)	632	(645)
Comprehensive income:	—						
Net income	—	—	—	—	27,781	—	27,781
Foreign currency translation adjustments	—	—	—	—	—	5,452	5,452
Comprehensive income							33,233
Balance at December 31, 2000	38,864,377	$7,067	$143,999	$(5,211)	$75,620	$ 8,512	$229,988
Dividend paid	—	—	—	—	(9,455)	—	(9,455)
Stock-based compensation	—	—	2,025	—	—	—	2,025
Purchase of treasury stock	(1,085,000)	—	—	(5,378)	—	—	(5,378)
Transfer of treasury stock (Note 20)	—	—	(10,589)	10,589	—	—	—
Net income	—	—	—	—	9,424	—	9,424
Other comprehensive income:							
Cumulative effect of adoption of SFAS No. 133	—	—	—	—	—	1,850	1,850
Unrealized gain on derivatives instruments (net of tax of $88)	—	—	—	—	—	950	950
Reclassification adjustment for derivative gains recorded in net income	—	—	—	—	—	(1,850)	(1,850)
Foreign currency translation adjustment	—	—	—	—	—	(15,195)	(15,195)
Comprehensive loss							(4,821)
Balance at December 31, 2001	**37,779,377**	**$7,067**	**$135,435**	**$ —**	**$75,590**	**$ (5,732)**	**$212,359**

The accompanying notes are an integral part of the consolidated financial statements.

For the Years Ended	1999	December 31, 2000	2001
		(in thousands)	
Operating Activities:			
Net income	$ 54,402	$ 27,781	$ 9,424
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,502	16,110	15,936
Share of loss from equity investment, net of tax	—	—	1,117
Provision for leaving indemnity and pension benefits	1,399	772	823
Gain on sale of property, plant and equipment	(438)	(1,160)	(867)
Gain on debt restructuring	—	(2,104)	—
Non-cash interest expense (income)	1,820	(1,023)	—
Non-cash compensation expense	548	1,378	2,025
Deferred tax	(38,816)	(5,165)	1,863
Other, net	89	(31)	—
Changes in operating assets and liabilities (net of effects of acquisitions):			
Accounts receivable	(18,271)	(7,457)	2,071
Inventories	(468)	(13,277)	9,402
Prepaid expense and other assets	4,704	(31)	(2,535)
Accounts payable, accrued expenses and other liabilities	5,973	(9,341)	(3,338)
Net cash provided by operating activities	28,444	6,452	35,921
Investing Activities:			
Purchase of property, plant and equipment	(24,131)	(20,571)	(16,314)
Proceeds from sale of property, plant and equipment	5,762	3,303	1,080
Acquisition of Penn, net of cash acquired	(40,191)	—	—
Other acquisitions	(753)	—	(4,130)
Equity investment (Note 29)	—	—	(684)
Maturities (purchases) of marketable securities, net	2,783	90	135
Acquisition of minority interest	(987)	—	—
Net cash used for investing activities	(57,517)	(17,178)	(19,913)
Financing Activities:			
Change in short-term borrowings, net	(16,384)	(38,032)	15,135
Proceeds from long-term debt	132,362	1,789	807
Payments on long-term debt	(71,047)	(61,970)	(716)
Proceeds from initial public offering	—	134,402	—
Purchase of treasury stock	—	(5,211)	(5,378)
Dividend paid	—	(15,717)	(9,455)
Change in restricted cash	(1,865)	4,812	—
Net cash provided by financing activities	43,066	20,073	393
Effect of exchange rate changes on cash and cash equivalents	(4,401)	(11,446)	(10,122)
Net increase (decrease) in cash and cash equivalents	9,592	(2,099)	6,279
Cash and cash equivalents at beginning of period	8,356	17,948	15,848
Cash and cash equivalents at end of period	$ 17,948	$ 15,848	$ 22,128
Supplemental Cash Flow Information:			
Cash paid for interest	$ 8,485	$ 19,992	$ 10,426
Cash paid for income taxes	$ 1,895	$ 3,230	$ 2,208
Spin-off of London Films	$ —	$ 645	$ —

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1—THE COMPANY

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding acquired 100% of the outstanding shares of HTM Sport- und Freizeitgeräte AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands—*Head* (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), *Penn* (tennis balls and racquetball balls), *Tyrolia* (ski bindings), *Mares* and *Dacor* (diving equipment).

With a broad product offering marketed mainly to middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 30,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company's products after Europe.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and short-term, highly liquid investments with an original maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in first-out basis.

Marketable Securities

Debt securities are classified as held-to-maturity and are reported at amortized cost.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and includes expenditures for new facilities and expenditures which substantially increase the useful lives of existing facilities. The cost of maintenance, repair and minor renewals is expensed as incurred. When plant and equipment is retired or otherwise disposed, the cost and related accumulated depreciation are eliminated, and any gain or loss on disposition is recognized in earnings. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Impairment

In accordance with the Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. The Company's review involves comparing current and future operating flows to the carrying value of the assets. Long-lived assets to be disposed of, if any, are reported at the lower of their carrying amount or fair value less cost to sell.

Intangible Assets

Identifiable intangible assets comprise trademarks and goodwill. Trademarks are amortized using the straight-line method over a period of 20 to 40 years. Goodwill is amortized using the straight-line method over a period of 15 to 30 years. The Company periodically reviews the carrying value of its intangibles based primarily upon an analysis of undiscounted cash flows. Any impairment would be recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value. The impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Revenues from product sales are recognized at the time of product shipment, which represents transfer of title to the customer. Revenues from licensing agreements are recognized over the license term based on underlying customer sales for the period. Provisions are recorded for estimated product returns at the time revenues are recognized. Costs associated with product shipment and handling are classified in selling and marketing expense in the consolidated statement of operations.

Translation of Foreign Currency
Finished goods sales to customers in Austria, Italy, Germany, Japan, France, Switzerland, Canada, Spain and the United States of America are generally billed in local currency. The local currency is the functional currency of the subsidiaries in these countries. Foreign currency (functional currency) assets and liabilities are translated into U.S. dollars (the reporting currency) at the exchange rate on the balance sheet date, with resulting translation adjustments recorded in other comprehensive income. Revenue and expenses are translated at average rates prevailing during the year. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in income. The effect of exchange rate changes on inter transactions of a long-term investment nature are included in other comprehensive income.

Financial Instruments
The Company enters into forward foreign currency contracts to hedge currency fluctuations in transactions denominated in foreign currencies, primarily the U.S. dollar and Japanese yen, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The Company enters into forward foreign exchange contracts to hedge firm commitments and it buys foreign exchange option contracts to hedge anticipated transactions. The Company does not utilize financial instruments for trading or speculative purposes.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The earnings impact for all designated hedges are recorded in the Consolidated Statement of Operations on the same line as the gain or loss on the item being hedged.

Research and Development Costs
Research and development costs are expensed as incurred.

Advertising Costs
Advertising costs are expensed as incurred.

Stock-Based Compensation
The Company accounts for its stock option plan using the fair value method in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation.

Debt Issuance Costs
Debt issuance costs are capitalized and amortized over the term of the debt.

Income Taxes
The provision for income taxes is based on income recognized for financial statement purposes and includes the effects of temporary differences between such income and that recognized for tax return purposes. With the exception of Head Holding Unternehmensbeteiligung GmbH, all of the Company's Austrian subsidiaries are included in a consolidated Austrian federal income tax return. Separate provisions for income taxes have been prepared for the Company's other subsidiaries.

Share Split
In October 2000, the Company effected a two-for-one stock split of its ordinary shares. All references in the consolidated financial statements and notes thereto to numbers of shares and per share amounts have been restated to reflect the stock split.

Computation of Net Income per Share
Net income per share is computed under Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), Earnings per Share. Basic net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the earnings per share calculation until the related option has been exercised. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options and warrants, and are included in diluted net income per share to the extent such shares are dilutive.

The following table sets forth the computation of diluted weighted average shares outstanding for the periods indicated:

For the Years Ended	December 31, 1999	2000	2001
	(in thousands)		
Weighted average shares outstanding—basic	22,132	28,071	**38,083**
Dilutive effect of stock options	1,402	1,858	**1,733**
Dilutive effect of warrants	836	750	—
Weighted average shares outstanding—diluted	24,370	30,679	**39,816**

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
On January 1, 2001, the Company adopted SFAS No. 133 (see Note 12).

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which the Company is required to implement with effect from July 1, 2001 and January 1, 2002, respectively. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

The on-going impact will be that goodwill and intangible assets with an indefinite life will no longer be amortized, but instead will be tested at least annually for impairment. The goodwill impairment test will consist of a two-step method. First, each reporting unit's (which generally represents one level below an operating segment) carrying value will be compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss will be recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets will require that an impairment loss be recognized equal to the excess of its carrying value over its fair value.

The Company adopted SFAS No. 142 on January 1, 2002. In accordance with the new standard, the Company will cease recognition of $0.1 million in annual goodwill amortization and $1.0 million in annual trademark amortization, as the Company has determined that its trademarks represent indefinite-lived intangible assets. The Company expects to complete its transitional impairment test for its trademarks prior to the issuance of its March 31, 2002 quarterly financial statements. The Company expects to complete step one of its transitional goodwill impairment test by June 30, 2002, and step two by December 31, 2002. Any impairment losses resulting from the transitional impairment tests will be recognized as a change in accounting principle measured as of January 1, 2002.

In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

NOTE 3—DISCONTINUED OPERATION

In August 2000, prior to its initial public offering, Head N.V. granted its then 100% shareholder, Head Sports Holdings N.V., the option to receive all outstanding shares of London Films as a shareholder distribution. Head Sports Holdings N.V. was then and still is controlled by Johan Eliasch. On October 31, 2000, all of the share capital of London Films, with net assets of $0.6 million, was distributed in accordance with this option. The results of operations of London Films have been presented as a discontinued operation in the accompanying consolidated statements of operations for the years ended December 31,1999 and 2000. Revenues of London Films were $1.5 million and $0.5 million for the years ended December 31, 1999 and 2000, respectively.

No income tax expense has been recorded on the income from discontinued operations due to the availability of net operating loss carryforwards.

NOTE 4—ACQUISITION

Dacor Acquisition

On November 19, 1998, one of the Company's subsidiaries acquired 100% of the outstanding common stock of Dacor Corporation, a U.S. manufacturer of diving equipment, for a purchase price of approximately $2.3 million. The allocation of purchase price included approximately $1.6 million of restructuring and transaction costs (primarily severance and equipment relocation costs associated with the shut down of Dacor's facility and professional fees) and inventories with a fair market value of approximately $5.6 million (approximately $1.0 million greater than cost which has been charged to cost of sales in 1999). The excess of purchase price over the fair value of net assets acquired of approximately $1.8 million, was allocated to goodwill and was being amortized over 30 years.

The acquisition has been accounted for as a purchase and, accordingly, the operating results of Dacor have been included in the Company's consolidated financial statements since the date of acquisition. Post acquisition, the business contributed a loss of approximately $0.2 million to consolidated net income for the year ended December 31, 1998.

Penn Acquisition

Effective May 1, 1999, one of the Company's subsidiaries acquired the outstanding common stock of Penn Racquet Sports, Inc. for an aggregated purchase price of approximately $40.6 million.

Penn manufactures and distributes tennis balls and racquetball balls. The acquisition has been accounted for as a purchase and, accordingly, the operating results of Penn have been included in the Company's consolidated financial statements since the date of acquisition. The acquisition was funded by borrowings under a $50.0 million revolving loan agreement.

The allocation of purchase price included trademarks of $19.1 million, which were being amortized over 20 years (see note 2, Recent Accounting Pronouncements). The allocation of purchase price also included $1.3 million of exit costs, employee termination and relocation costs and professional fees and inventories with a fair market value of approximately $7.9 million (approximately $1.2 million greater than cost which has been charged to cost of sales in 1999). The excess of the fair value of net assets acquired over purchase price was proportionately allocated to non-current assets.

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition had occurred as of January 1, 1999. The pro forma data give effect to actual operating results prior to the acquisition and adjustments to revenue, cost of sales, interest expense and amortization.

For the Year Ended	December 31, 1999
	(in thousands, except per share data)
Revenues	$411,185
Operating income	26,806
Income from continuing operations before income taxes and extraordinary items	18,477
Income from continuing operations before extraordinary items	53,686
Net income	$ 53,686
Earnings per share—basic	
Income from continuing operations before extraordinary items	$ 2.43
Net income	$ 2.43
Earnings per share—diluted	
Income from continuing operations before extraordinary items	$ 2.20
Net income	$ 2.20

To fund the Penn acquisition, one of the Company's subsidiaries entered into a $50.0 million revolving loan agreement (the "U.S. loan agreement"). Borrowings under the loan are secured by substantially all of the assets of the Company's U.S. subsidiaries, and accrue interest at prime plus 1.5% for the first 90 days and at either prime plus 1.5% or LIBOR plus 2.75% thereafter. In July 1999, the Company repaid all borrowings under this agreement and reduced the available amount to $20.0 million. In April 2000, the Company replaced the Agreement with a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation under similar terms.

NOTE 5—HEAD UK ACQUISITION

In August 2001, one of the Company's subsidiaries formed a wholly-owned sales and marketing company in Great Britain. In December 2001, this company acquired a distribution business for $4.1 million. The acquisition was accounted for in accordance with SFAS 141, whereby approximately $2.4 million was allocated to inventories, $0.6 million was allocated to order backlog shown in prepaid expenses and $0.3 million to liabilities assumed. The excess of the purchase price over the fair value of the net assets acquired resulted in $1.4 million of goodwill. This goodwill will not be amortized, but will be tested at least annually for impairment. $0.2 million order backlog was expensed in 2001.

NOTE 6—ACCOUNTS RECEIVABLE

Accounts receivable consist of the following (in thousands):

	December 31, 2000	2001
Trade debtors	$149,202	**$144,196**
Other receivables	19,731	**16,593**
Allowance for doubtful accounts	(10,509)	**(10,787)**
Total Accounts receivable, net	$158,424	**$150,002**

NOTE 7—INVENTORIES

Inventories consist of the following (in thousands):

	December 31, 2000	2001
Raw materials and supplies	$ 21,409	**$ 17,330**
Work in process	5,573	**6,512**
Finished goods	68,191	**63,708**
Provisions	(11,472)	**(13,975)**
Total Inventories, net	$ 83,701	**$ 73,575**

NOTE 8—MARKETABLE SECURITIES

Marketable securities consist of the following (in thousands):

	December 31, 2000	2001
Austrian government debt securities	$ 709	**$ 316**
Austrian debt security funds	1,206	**1,087**
Corporate debt securities	315	**286**
Other securities	—	**311**
Total Marketable securities	$2,230	**$2,001**
Less: Short-term portion	(56)	**—**
Total Long-term marketable securities	$2,174	**$2,001**

Maturities of debt securities are as follows (in thousands):

	December 31, 2000	2001
Mature within 1 year	$ 56	**$ —**
Mature between one year and five years	968	**—**
Mature between five years and ten years	1,206	**—**
Mature after ten years	—	**2,001**
Total Marketable securities	$2,230	**$2,001**

Marketable securities with a maturity of less than one year are included in other current assets in the accompanying consolidated balance sheets.

As of December 31, 2001, debt securities were restricted as to withdrawal by Austrian regulations requiring that a percentage of leaving indemnity plan assets are maintained in discounted Austrian government and Austrian corporate debt securities.

NOTE 9—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	December 31, 2000	2001
Land	$ 4,608	**$ 4,435**
Buildings	19,780	**20,325**
Machinery and equipment	90,200	**101,769**
	114,588	**126,529**
Less: Accumulated depreciation	(53,645)	**(65,801)**
Total Property, plant and equipment, net	$ 60,943	**$ 60,728**

The useful lives used in computing depreciation are as follows:

	Years
Buildings	10–48
Machinery and equipment	2–20

NOTE 10—INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	December 31, 2000	2001
Trademarks	$19,066	**$19,066**
Goodwill	2,528	**3,926**
	21,594	**22,992**
Less: Accumulated amortization	(1,744)	**(2,756)**
Total Intangible assets, net	$19,850	**$20,236**

The increase in goodwill of $1.4 million is due to a newly acquired subsidiary (see Note 5).

NOTE 11—CREDIT RISK CONCENTRATIONS

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. The Company places cash with high quality financial institutions. The Company's customers are concentrated in the retail industry, however, concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company generally performs credit reviews and sometimes obtains credit insurance before extending credit.

No customer accounted for greater than 4.0% of total revenues during the years ended December 31, 1999, 2000 and 2001.

NOTE 12—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments approximates fair value at December 31, 2000 and 2001. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments. The carrying amounts of marketable securities approximate fair value based on quoted market prices.

The carrying amounts of the Company's short-term borrowings and senior debt approximate fair value because the interest rates are primarily based upon floating rates identified by reference to market rates.

The carrying value of the Company's senior notes and other long-term debt approximate fair value based on current rates being offered and quoted market prices of debt with similar terms.

As a result of adopting SFAS No. 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net of tax unrealized gain of $1.9 million to AOCI as of January 1, 2001. The Company reclassified a gain of $1.9 million from AOCI to earnings during the year ended December 31, 2001 due to the realization of the underlying transactions.

On December 31, 2001, the Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $1.0 million, of which all is expected to be reclassified to earnings during the following twelve months. The ineffective portion related to cash flow hedges is not material.

The following table provides information regarding the Company's forward foreign exchange contracts and foreign exchange option contracts as of December 31, 2000 and 2001. The fair values of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	As of December 31, 2000		
	Contract amount	Carrying value	Fair value
Forward foreign exchange contracts	$15,001	$ (77)	$1,575
Foreign exchange option contracts	$ 2,618	$ —	$ 275

	As of December 31, **2001**		
	Contract amount	Carrying value	Fair value
Forward foreign exchange contracts	**$ 9,170**	**$631**	**$ 631**
Foreign exchange option contracts	**$ 8,007**	**$313**	**$ 313**

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. The Company also assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

NOTE 13—SHORT-TERM BORROWINGS

Short-term borrowings consist of the following (in thousands):

	December 31, 2000	**2001**
Lines of credit	$39,567	**$52,432**
Notes payable	2,255	**1,440**
Total Short-term borrowings	$41,822	**$53,872**

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Raiffeisenzentralbank" ("RZB"), "Erste Bank" and "Österreichische Kontrollbank" ("OEKB") in the total amount of €55.0 million ($48.5 million). In addition, the Company has lines of credit with several banks in Italy, France, Germany, Canada and Japan of $58.0 million. In April 2000, one of the Company's subsidiaries replaced the Agreement to fund the Penn acquisition with a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation under similar terms. As of December 31, 2001, $64.9 million was available under these credit lines. The weighted average interest rate on outstanding short-term borrowings was 4.4% and 4.0% as of December 31, 2000 and 2001, respectively.

NOTE 14—ACCOUNTS PAYABLE

Accounts payable consist of the following (in thousands):

	December 31, 2000	**2001**
Accounts payable—trade	$22,390	**$19,264**
Salaries and wages	2,344	**2,195**
Insurance	263	**201**
Fiscal authorities	2,344	**1,871**
Social institutions	1,015	**910**
Other	6,080	**4,735**
Total Accounts Payable	$34,436	**$29,176**

NOTE 15—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31, 2000	December 31, 2001
Employee compensation and benefits	$ 7,513	**$ 6,761**
Accrued warranties and allowances	7,618	**8,365**
Advertising	3,030	**2,109**
Legal, auditing and consultant fees	1,697	**2,511**
Fiscal authorities	1,294	**2,009**
Commissions	3,341	**1,188**
Accrued interest	3,605	**3,162**
Other	13,739	**12,488**
Total Accrued expenses and other current liabilities	$41,837	**$38,593**

NOTE 16—LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31, 2000	December 31, 2001
Senior notes	$64,206	**$60,942**
Other long-term debt	8,791	**8,152**
Total long-term borrowings	72,997	**69,094**
Less current portion	1,531	**1,412**
Long-term portion	$71,466	**$67,682**

Senior Notes

On July 15, 1999 one of the Company's subsidiaries, Head Holding, which is now a 100% owned subsidiary of the Company, issued €100.0 million (approximately $101.7 million as of July 15, 1999) of Senior Notes. Proceeds of the offering were used to repay existing indebtedness (including the U.S. loan agreement, bridge notes and lines of credit) and for general corporate purposes.

The notes bear interest of 10.75% per annum, which is payable semi-annually and mature in total on July 15, 2006. Among other restrictions, the notes include certain restrictive terms regarding investments, distributions and incurrence of additional indebtedness by the Company.

On January 5, 2000 a registration statement for the exchange of the original 10.75% Senior Notes for new 10.75% Senior Notes was made effective by the U.S. Securities Exchange Commission (SEC). On February 9, 2000, this Exchange Offer was consummated.

In October 2000, Head Holding Unternehmensbeteiligung GmbH repurchased €30.9 million of its Senior Notes in a series of transactions using part of the proceeds of the Company's initial public offering.

Loan and Security Agreement

In April 2000, the Company's subsidiaries, Head USA, Inc., Mares America Corporation, Penn Racquet Sports Inc., and Dacor Corporation, entered into a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation and other financial institutions providing for a revolving loan facility and a letter of credit facility. The agreement is secured by substantially all the assets of Head USA, Inc., Mares America Corporation, Penn Racquet Sports, Inc. and Dacor Corporation, including inventory, accounts receivable, and the Penn trademarks and patents (collectively the "collateral"). The amount the Company is eligible to borrow is based upon a percentage of certain eligible collateral but will not exceed $20.0 million. Borrowings bear interest at either a Base Rate or a LIBOR Rate, each as defined in the agreement, plus an applicable margin. There are no borrowings under this line as of December 31, 2001. The extinguishment of the prior credit facility (see Note 4) and the write off of deferred financing fees resulted in a loss of $0.9 million in 2000. This is presented in the consolidated statement of operations under extraordinary items.

Other Long-Term Debt

Other long-term debt comprises loans outstanding with several banks. The weighted average interest rate on outstanding borrowings was 5.61% and 3.89% as of December 31, 2000 and 2001, respectively. Borrowings mature at various dates through 2009.

Maturities of Long-Term Debt

Aggregate maturities of long-term debt are as follows (in thousands):

	December 31, 2001
2002	**$ 1,412**
2003	**1,304**
2004	**1,318**
2005	**1,195**
2006	**61,822**
Thereafter	**2,042**
	$69,094

Debt Restructuring

In the fourth quarter of 2000, the Company repaid all of the restructured debt using part of the proceeds of the Company's initial public offering. The gain on the extinguishment of the restructured debt of $3.0 million, net of income tax expense of $1.6 million was recorded as an extraordinary item.

NOTE 17—OTHER LONG-TERM LIABILITIES

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country. Total leaving indemnity expense was $2.4 million, $0.8 million and $2.1 million for the years ended December 31, 1999, 2000, and 2001, respectively.

Indemnity and pension liabilities total approximately $12.0 million and $12.5 million at December 31, 2000 and 2001, respectively. The Company assumes a weighted average annual rate of increase in salaries of 3.0% per annum. The leaving indemnity liability was determined using a weighted average discount rate of 6.0% in 2000 and 2001.

NOTE 18—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2005. Rent expense was approximately $2.8 million, $2.3 million and $2.3 million for the years ended December 31, 1999, 2000 and 2001, respectively. The Company also leases certain manufacturing equipment under capital leases. Capital lease obligations are not significant as of December 31, 2000 and 2001.

Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of December 31, 2001 (in thousands):

	December 31, **2001**
2002	**$2,336**
2003	**2,286**
2004	**1,646**
2005	**966**
2006	**645**
Thereafter	**645**
	$8,524

Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

In March 1998, a competitor filed suit against the Company's U.S. subsidiary alleging patent infringement in connection with the *Head Titanium Tennis* racquet. The case was settled in April 2000 and the accrual for the estimated settlement cost was released.

In July 1996 the European Commission released a decision allowing the contribution received by HTM Sport- und Freizeitgeräte AG (HTM) from Austria Tabak (former owner) as restructuring aid that was compatible with the European Union's state aid rules. In that decision, the European Commission imposed capital contribution requirements on HTM. The Commission's decision was appealed by two of HTM's competitors. On October 6, 1999, the Court of First Instance of the European Communities upheld the European Commission's decision. No appeal was filed to the decision of the Court of First Instance within the statutory appeal period.

In connection with the Senior Notes offering in July 1999, $18.8 million was contributed downstream as additional capital to HTM in order to satisfy in full the remainder of the capital contribution requirement imposed by the European Commission.

NOTE 19—ACCUMULATED OTHER COMPREHENSIVE INCOME BALANCE

The following table shows the components of AOCI:

	For the Year Ended December 31, **2001**			
	Foreign Currency Translation Adjustment	Unrealized Gains on Derivative Instruments	Minimum Pension Liabilities	Accumulated Other Comprehensive Income
	(in thousands)			
Beginning balance	$ 8,573	$ 0	$(60)	$ 8,512
Current—period changes	(15,195)	950	—	(14,245)
Ending balance	**$ (6,622)**	**$950**	**$(60)**	**$ (5,732)**

NOTE 20—SHAREHOLDERS' EQUITY

The Company is a Naamloze Vennootschap ("N.V."), a limited liability company under Dutch law. The registered capital of a N.V. is in the form of shares which represent negotiable securities. The minimum registered and authorized capital requirement is NLG 500,000 (approximately $0.23 million) and the minimum paid in capital requirement for a N.V. is NLG 100,000 (approximately $0.05 million).

In August 1998, Head Holding Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly-owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis. The number of shares of the Company as of the date of the merger have been retroactively reflected in the financial statements for all periods prior to the merger.

As of February 17, 2000, Head N.V. made a dividend payment in the aggregate amount of €16.1 million ($15.7 million) to its sole shareholder Head Sports Holdings N.V.

In August and September 2000, our shareholders resolved to amend our articles of association at a general meeting of shareholders. Upon this amendment becoming effective on October 3, our ordinary shares were split on a two for one basis and converted to a par value of €0.20 each from NLG 0.01. At December 31, 2000, 99,551,692 and 39,820,677 shares were authorized and issued, respectively.

Pursuant to existing resolutions which were approved in August 2000, the Board of Directors was authorized to buy back 10% of the Company's outstanding share capital over the next fifteen months to support its share price. Between November 12, 2000 and May 21, 2001 the Company purchased 2,041,300 shares in the open market at the prevailing price in the total amount of $10.6 million.

On May 25, 2001, Head N.V. transferred all of the 2,041,300 shares held in Treasury Stock to the Stichting, a trust which holds shares of the Company. The Stichting will use these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998. The shares held by the Stichting at December 31, 2001 had an original cost of $10.6 million. The Stichting intends to remit proceeds from the exercise of employee stock options to the Company.

On May 28, 2001, the Board of management was granted the authority to repurchase shares representing up to 10% of the Company's issued share capital over a period of 18 months (until 28 November 2002). No shares have been repurchased under this resolution as of December 31, 2001.

On May 11, 2001, the Company declared a year end 2000 dividend of €0.28 (approximately $0.25) per share, which was paid on June 6, 2001.

NOTE 21—INCOME TAXES

The following table summarizes the significant differences between the Dutch federal statutory tax rate and the Company's effective tax rate for financial statement purposes.

For the Years Ended	December 31, 1999	2000	**2001**
Dutch statutory tax rate	35.0%	35.0%	**35.0%**
Tax rate differential	31.5	(3.3)	**(0.4)**
Permanent differences	0.1	0.4	**0.4**
Other	1.2	1.4	**(2.9)**
Valuation allowance	(261.1)	(41.5)	**(4.5)**
Effective tax rate	(193.1)%	(7.9)%	**27.6%**

Deferred tax assets (liabilities) consist of the following as of December 31, 2000 and 2001 (in thousands):

	December 31, 2000	**2001**
Short-term:		
Deferred tax asset:		
Tax loss carried forward	$ 8,631	**$ 6,827**
Inventory reserve	1,229	**1,390**
Other short-term liabilities	1,404	**1,648**
Reserve for doubtful accounts	2,096	**1,751**
Total Short-term deferred tax assets	13,360	**11,616**
Deferred tax liabilities:		
Deferred expenses	$ (1,638)	**$ (1,066)**
Other short-term receivables	(757)	**—**
Foreign currency exchange differences	(149)	**(900)**
Accrued liabilities	(71)	**(152)**
Total Short-term deferred tax liability	(2,615)	**(2,118)**
Valuation allowance	(2,453)	**(1,411)**
Total Short-term net deferred tax asset	$ 8,293	**$ 8,087**

The short-term deferred tax asset, net is classified in prepaid expenses.

	December 31, 2000	2001
Long-term:		
Deferred tax asset:		
Tax loss carried forward	$107,231	**$ 88,042**
Other	461	**499**
Total Long-term deferred tax assets	107,692	**88,541**
Deferred tax liabilities:		
Fixed assets	$ (11,977)	**$(10,694)**
Other long-term receivables	(2,035)	**(6)**
Foreign currency exchange differences	(157)	**(84)**
Total Long-term deferred tax liability	(14,169)	**(10,784)**
Valuation allowance	(21,355)	**(11,553)**
Total Long-term net deferred tax asset	$ 72,168	**$ 66,204**

The Company has net operating loss carryforwards of approximately $329.5 million and $276.8 million, (both net of restricted portion due to the EC decision) as of December 31, 2000 and 2001, respectively. These net operating losses are available in the following jurisdictions (in thousands):

	December 31, 2000	2001
Austria	$275,964	**$246,731**
Germany	7,376	**7,507**
Other Europe	1,538	**152**
Japan	17,735	**4,700**
North America	26,862	**17,710**
	$329,476	**$276,801**

In July 1996 the EC limited the utilization of certain net operating losses (approximately $35.0 million as of December 31, 2001). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

In light of the Company's profitability, the Company released a substantial portion of the valuation allowance in both 1999 and 2000 relating to operating losses. In 1999, the tax benefits were first applied to reduce other non-current intangible assets, resulting from the date of acquisition on January 1, 1996, from $38.7 million to zero. The additional tax benefits were recognized as deferred income tax benefit in the amount of $38.8 million and $3.6 million in the years ended December 31, 1999 and 2000, respectively.

Austria and Germany allow an unlimited carryover of net operating losses, whereas Japan and the United States allow 5 and 15 year carryovers, respectively.

NOTE 22—EMPLOYEE TERMINATION AND OTHER RELATED COSTS

The Company accrued employee termination and other related costs of $0.6 million in the first quarter of 2001. This primarily relates to one employee who held a management position.

NOTE 23—RESEARCH AND DEVELOPMENT EXPENSE

The Company incurred research and development expense in the amount of $9.2 million, $9.1 million and $9.5 million for the years ended December 31, 1999, 2000 and 2001, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

NOTE 24—ADVERTISING EXPENSE

The Company incurred advertising costs of $29.7 million, $30.2 million and $35.7 million for the years ended December 31, 1999, 2000 and 2001, respectively. Advertising expenses are included in selling and marketing expense in the accompanying consolidated statement of operations.

NOTE 25—SEGMENT INFORMATION

The Company operates in one industry segment, Sporting Goods. The activities related to the operations of London Films Ltd. were reported as "Income (loss) from discontinued operations" for the years ended December 31, 1999 and 2000 and the segment information for 1999 and 2000 has been adjusted to reflect this.

The tables below show revenues from external customers and long-lived assets by geographic region (in thousands):

For the Years Ended	December 31, 1999	2000	2001
Revenues from External Customers:			
Austria	$ 68,042	$ 67,419	**$ 67,753**
Italy	73,126	66,866	**63,924**
Germany	50,642	42,893	**41,818**
France	33,963	30,646	**29,077**
Japan	23,449	20,809	**17,940**
Other (Europe)	32,605	38,518	**39,598**
North America	106,929	131,486	**131,912**
Total Revenues	$388,755	$398,639	**$392,021**

	December 31, 2000	2001
Long-lived assets:		
Austria	$18,645	**$17,536**
Italy	19,021	**18,830**
Germany	1,205	**1,107**
France	273	**186**
Japan	1,619	**1,403**
Other (Europe)	8,163	**9,161**
North America	12,018	**12,505**
Total Assets	$60,943	**$60,728**

NOTE 26—RELATED PARTY TRANSACTIONS

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $0.6 million, $0.2 million and $1.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Mr. René C. Jäggi who owns and leads Romika GmbH (see Note 30) is also the current Chairman of the Head N.V. Supervisory Board.

NOTE 27—RESTRUCTURING CHARGE

Following the acquisition of Penn the Company decided to restructure its U.S. distribution subsidiary and to move the distribution of its U.S. Racquet Sports division from Columbia, MD to Phoenix, AZ and the distribution of its U.S. Winter Sports division from Columbia to Boston, MA.

The restructuring charge in 1999 includes costs for the closure of the Columbia location.

NOTE 28—GAIN ON SALE OF PROPERTY

In 2000 and 2001, one of the Company's subsidiaries sold a part of the building used in operations for $1.7 million and $1.4 million, respectively, resulting in a gain of $1.2 million in 2000 and $0.9 million in 2001. This gain is included in general and administrative expense in the accompanying consolidated statements of operations.

NOTE 29—EQUITY INVESTMENT

The Company owned an interest in a distribution company which was accounted for under the equity method of accounting. During 2001, the Company wrote down its investment and note receivable balance and recorded an additional liability associated with the Company's $1.1 million share of the investment's net loss, due to a $0.7 million guarantee provided to the investment. On December 14, 2001, the Company divested the distribution company with no further obligations.

NOTE 30—FOOTWEAR LICENSE

The Company has signed a five year agreement for Romika GmbH to license the Head Performance Footwear brand covering athletic, outdoor and casual shoes and boots. The license period begins January 1, 2002. Most current employees of the Company's footwear division joined Romika GmbH. Revenues arising under this licensing agreement will vary depending on Romika's sales. This agreement also provides for the payment of a minimum license fee to the Company.

NOTE 31—STOCK OPTION PLANS

The Company accounts for its stock options in accordance with SFAS No. 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $0.5 million, $1.4 million and $2.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan (the "Plan"). A total of 2,424,242 options are reserved to be granted under the terms of the Plan. The Plan provides for grants of stock options to officers and key employees of Head N.V. and its subsidiaries. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the plan will not be exercisable prior to the end of the two year lock-up period following the initial public offering. Options have a maximum term of 10 years. As of December 31, 2001, 145,848 shares were available for grant under the Plan.

The weighted average grant-date fair values using the Black-Scholes option-pricing model were $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of 3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of December 31, 2001, the weighted average remaining contractual life of the outstanding stock options is 5.7 years, and no options are exercisable.

	Exercise Price Less Than Grant Date Stock Fair Value	
	Number of shares	Weighted average exercise price
Balance, December 31, 1998	1,465,686	$0.26
Granted	783,620	0.26
Balance, December 31, 1999	2,249,306	0.26
Granted	29,088	0.26
Balance, December 31, 2000 and 2001	**2,278,394**	**$0.26**

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the "Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option-pricing model. As of December 31, 2001, the weighted average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of December 31, 2001 no shares were available for grant under the Plan 2001.

	Exercise Price Greater Than Grant Date Stock Fair Value	
	Number of shares	Weighted average exercise price
Balance, December 31, 2000	0	$ —
Granted	3,982,068	4.31
Balance, December 31, 2001	**3,982,068**	**$4.31**

As of December 31, 2001, the weighted average remaining contractual life of the outstanding stock options is 9.8 years, and 1,551,480 options are exercisable under the Plan 2001.

To the Board of Directors and Shareholders
of Head N.V. :

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Head N.V. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Vienna, Austria
February 18, 2002

LIST OF SIGNIFICANT (DIRECT AND INDIRECT) PARTICIPATIONS AT DECEMBER 31, 2001

	Domicile	Proportion of Issued capital held
Head Holding Unternehmensbeteiligung GmbH	Austria	100.0%
HTM Sport- und Freizeitgeräte AG	Austria	100.0%
Head Sport AG	Austria	100.0%
Head Tyrolia GmbH	Austria	100.0%
Head Tyrolia Sports Canada Inc.	Canada	100.0%
Head Sport s.r.o.	Czech Republic	100.0%
OÜ HTM Sport Eesti	Estonia	100.0%
Head Tyrolia Sports S.A.	France	100.0%
HTM Deutschland GmbH	Germany	100.0%
Penn Racquet Sports Co.	Ireland	100.0%
HTM Sports S.p.A.	Italy	100.0%
HTM Sports Japan KK	Japan	99.6%
HTM Head Tyrolia Mares Iberica S.L.	Spain	100.0%
HTM Sports Corp.	Switzerland	100.0%
Head UK Ltd.	UK	100.0%
HTM USA Holdings Inc.	USA	100.0%
Head USA Inc.	USA	100.0%
Mares America Corp.	USA	100.0%
Dacor Corp.	USA	100.0%
Penn Racquet Sports Inc.	USA	100.0%

Our shares are listed on the New York Stock Exchange "HED" and the Vienna Stock Exchange "HEAD".

The chart below shows the high and low market prices of our ordinary shares each month on each exchange since our listing:

	NYSE (amounts in dollars)		Vienna Stock Exchange (amounts in euros)	
	High	Low	High	Low
September, 2000 (from 9/28)	8.2500	7.5625	11.2000	8.5000
October, 2000	7.8750	4.7500	9.7800	6.2000
November, 2000	6.2500	4.2500	7.4000	5.2000
December, 2000	6.0800	4.7500	7.1000	5.6800
January, 2001	5.9900	5.2100	6.2600	5.6500
February, 2001	5.8500	5.0000	6.4500	5.6000
March, 2001	5.1300	3.8100	5.9000	4.5100
April, 2001	4.3800	3.8900	4.9000	4.5000
May, 2001	4.6500	3.9500	5.3200	4.3200
June, 2001	4.3000	3.7900	5.2000	4.5000
July, 2001	4.6700	3.5800	5.2000	4.1500
August, 2001	4.6000	4.3000	5.1500	4.5000
September, 2001	4.3500	3.3000	4.8400	3.6000
October, 2001	3.6000	3.3000	4.2000	3.6100
November, 2001	3.4000	3.1100	3.7000	3.1500
December, 2001	3.6000	3.1500	3.7600	3.3600
January, 2002	3.5400	3.2600	3.8300	3.5200
February, 2002	3.5000	3.3000	3.8800	3.6100
March, 2002	3.3900	3.2000	3.7500	3.5200

HEAD N.V. FINANCIAL REPORTING AND WEBCAST CALENDAR 2002

First Quarter 2002 **May 16, 2002**

Second Quarter 2002 **August 13, 2002**

Third Quarter 2002 **November 14, 2002**

The Company will release the results prior to the opening of the Vienna Stock Exchange and the webcasts will be held at 4 pm Central European Time (10 am New York Time). Webcast details will be distributed one week prior to each scheduled event and posted on our website.

In addition, Head files its financial results electronically with the SEC's EDGAR databases beginning with the release of the Third Quarter 2001 financial results on November 15, 2001.

The Company archives financial results, webcasts and press releases on the Investor Relations page of its website.

PRINCIPAL OFFICE

Blaak 16 / 6th Floor
3011 TA Rotterdam
The Netherlands
Tel: (31) 10 214 1923
Fax: (31) 10 214 1957

For additional information please visit our website at www.head.com

TRANSFER AGENTS AND REGISTRARS

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free Tel # for domestic callers: 1-888-BNY-ADRS (1-888-269-2377)

International Callers can call: +1- 610-312-5315

E-mail: shareowner-svcs@bankofny.com

Websites: http://www.adrbny.com or http://www.stock.bankofny.com

European Transfer Agent:
Oesterreichische Kontrollbank AG
Am Hof 4
1010 Vienna
Austria

Tel: (43) 1 53127 352

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders of the Company will be held on Tuesday, 28 May, 2002 at 15:00 hours local time at the Sheraton Amsterdam Airport, Schipol Boulevard 101, 1118 BG Schipol Airport (Haarlemmermeer), The Netherlands. The statutory accounts of the Company based on Dutch GAAP are available at the Company.

INVESTOR ENQUIRIES

Analysts, investors, media and others seeking financial and general information, please contact:
Robert Kosian / Clare Sharman
Investor Relations
71 South Audley Street
London
W1K 1JA
United Kingdom
Tel: (44) 20 7499 7800
Fax: (44) 20 7491 7725
E-mail: htmbk@aol.com / clsharman@aol.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" *and similar expressions are intended to identify these* forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

- competitive pressures and trends in the sporting goods industry;
- our ability to introduce new and innovative products;
- cyclicality and economic condition of and anticipated trends in the industries we currently serve;
- our ability to acquire and integrate businesses;
- *our ability to fund our future capital needs; and*
- general economic conditions.

Actual results and events could differ materially from those contemplated by these forward-looking statements as a result of factors ("cautionary statements") *such as those described above. In light of these risks* and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

SUPERVISORY BOARD

The Supervisory Board is responsible for overseeing our Management Board and the general course of affairs of our business. Our Supervisory Board currently has five members, whose names and details are set forth below.

Name	Age	Title
William S. Cohen	61	Member of the Supervisory Board
Christoph Henkel	44	Member of the Supervisory Board
René C. Jäggi	53	Chairman of the Supervisory Board
Viktor Klima	54	Member of the Supervisory Board
Karel Vuursteen	60	Member of the Supervisory Board

MANAGEMENT BOARD AND EXECUTIVE OFFICERS

Our amended articles of association provide for a Management Board that is charged with our management under the general supervision of the Supervisory Board. Our Management Board currently has three members, whose names and details are set forth below along with those of our Executive Officers.

Name	Age	Title
Johan Eliasch	40	Chairman of the Management Board, and Chief Executive Officer
George F. Nicolai	49	Member of the Management Board
Ralf Bernhart	50	Member of the Management Board, and Chief Financial Officer
Carlo Contini	63	General Manager, Ski Boots Division
Claudio Ferrantino	55	Executive Vice President, Diving Division
Klaus Hotter	46	Executive Vice President, Ski Division
Robert Kosian	52	Head of Investor Relations
Georg Kröll	53	Executive Vice President, Licensing Division
Robert Marte	48	Executive Vice President, Racquet Sports Division
Edgar Pöllmann	57	Executive Vice President, Bindings Division
Robert Soden	58	President, Winter Sports, USA
Helmut Umlauft	55	Vice President, Operations, Head Division
David Haggerty	44	President, Penn Racquet Sports
Gerald Skrobanek	36	Head of Global Supply Chain Management and IT

MANAGEMENT BOARD


Johan Eliasch


Ralf Bernhart


George F. Nicolai

SUPERVISORY BOARD


William S. Cohen


Karel Vuursteen


Viktor Klima


Christoph Henkel


René C. Jäggi

MANAGEMENT TEAM




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1. Ralf Bernhart, CFO; **2.** Jeremy Sherwood, MD, UK; **3.** Edgar Pöllmann, EVP, Bindings Division; **4.** Claudio Ferrantino, EVP, Diving Division; **5.** Rainer Schramm, GM, Germany; **6.** Gerald Skrobanek, Head of SCM and IT; **7.** Alberto Cenedesi, Sales and Marketing Manager, Ski Boots Division; **8.** Helmut Umlauft, VP, Operations; **9.** Georg Kröll, EVP, Licensing Division; **10.** Elgar Schnegg, GM, Exports, Head; **11.** Dieter Schott, GM, Sales and Distribution, Austria; **12.** Marco Tallia, Export Director, Diving Division; **13.** Robert Kosian, Head of Investor Relations; **14.** Stefan Michl, Sales and Marketing Manager, Mares, Germany; **15.** Klaus Thurner, GM, Snowboard Division; **16.** Christian Schuster, Marketing Manager, Bindings Division; **17.** Carlo Contini, GM, Ski Boots Division; **18.** Bob Soden, President, Winter Sports, USA; **19.** Pierro Vezzani, GM, Switzerland; **20.** Doris O'Rourke, *Marketing Manager, Japan;* **21.** *Rick Lalonde, GM, Canada;* **22.** *Klaus Hotter, EVP, Ski* Division; **23.** Dave Haggerty, President, Racquet Sports, USA; **24.** Carlos Garcia, Sales Manager, Spain; **25.** Jacques Altimani, GM, France; **26.** Clare Sharman, Head of Corporate Finance; **27.** Carlo Bertozzi, President, Mares, USA; **28.** Robert Marte, EVP, Racquet Sports Division; **29.** Johan Eliasch, CEO

Designed by Curran & Connors, Inc. / www.curran-connors.com



HEAD

Blaak 16/6th floor
3011 TA Rotterdam
The Netherlands
Telephone +31 10 214 1923
Fax +31 10 214 1957
www.head.com